EXHIBIT 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The terms "TotalEnergies", "TotalEnergies company" and "Company" in this exhibit are used to designate TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE.

The financial and extra-financial information on pages 1-24 of this exhibit relating to TotalEnergies with respect to the first quarter of 2025 has been derived from TotalEnergies’ unaudited consolidated balance sheets as of March 31, 2025, unaudited statements of income, comprehensive income, cash flow and business segment information for the first quarter of 2025 and unaudited consolidated statements of changes in shareholders’ equity for the quarter ended March 31, 2025 on pages 26 et seq. of this exhibit.

The following discussion should be read in conjunction with the aforementioned financial statements and with the information, including TotalEnergies’ audited consolidated financial statements and related notes, provided in TotalEnergies’ Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission (“SEC”) on March 31, 2025.

A. KEY FIGURES

In millions of dollars, except earnings per share and number of shares	1Q25	4Q24	1Q25 vs 4Q24	1Q24	1Q25 vs 1Q24
Sales	52,254	52,508	-	56,278	-7%
Net income (TotalEnergies share)	3,851	3,956	-3%	5,721	-33%
Adjusted EBITDA (1)	10,504	10,529	-	11,493	-9%
Adjusted net operating income (2) from business segments	4,792	4,992	-4%	5,600	-14%
Exploration & Production	2,451	2,305	+6%	2,550	-4%
Integrated LNG	1,294	1,432	-10%	1,222	+6%
Integrated Power	506	575	-12%	611	-17%
Refining & Chemicals	301	318	-5%	962	-69%
Marketing & Services	240	362	-34%	255	-6%
Adjusted net income (1) (TotalEnergies share)	4,192	4,406	-5%	5,112	-18%
Fully-diluted earnings per shares ($)	1.68	1.70	-	2.40	-
Fully-diluted weighted-average shares (millions)	2,246	2,282	-2%	2,352	-5%
Cash flow used in investing activities	4,805	3,745	+28%	3,467	+39%
Organic investments (1)	4,501	3,839	+17%	4,072	+11%
Acquisitions net of assets sales(1)	420	24	x17,4	(500)	ns
Net investments (1)	4,921	3,863	+27%	3,572	+38%
Cash flow from operating activities	2,563	12,507	-80%	2,169	+18%
Cash flow from operations excluding working capital (CFFO) (1)	6,992	7,151	-2%	8,168	-14%
Debt Adjusted Cash Flow (DACF) (1)	7,276	7,398	-2%	8,311	-12%
Gearing (1) of 14.3% at March 31, 2025 vs. 8.3% at December 31, 2024 and 10.5% at March 31, 2024.

(1)	Adjusted EBITDA, adjusted net income, organic investments, acquisitions net of assets sales, net investments, cash flow from operations excluding working capital (CFFO), debt adjusted cash flow (DACF) and gearing are non-GAAP financial measures. Refer to the Glossary on page 25 for the definitions and further information on non-GAAP measures (alternative performance measures) and to pages 16 and following for reconciliation tables.
(2)	Detail of adjustment items shown in the business segment information starting on page 31.

Key figures of environment, greenhouse gas emissions (GHG) and production

Environment – liquids and gas price realizations, refining margins

	1Q25	4Q24	1Q25 vs 4Q24	1Q24	1Q25 vs 1Q24
Brent ($/b)	75.7	74.7	+1%	83.2	-9%
Henry Hub ($/Mbtu)	3.9	3.0	+29%	2.1	+84%
TTF ($/Mbtu)(1)	14.4	13.6	+6%	8.8	+65%
JKM ($/Mbtu)(2)	14.1	14.0	+1%	9.3	+52%
Average price of liquids (3), (4) ($/b) Consolidated subsidiaries	72.2	71.8	+1%	78.9	-8%
Average price of gas (3), (5) ($/Mbtu) Consolidated subsidiaries	6.60	6.26	+5%	5.11	+29%
Average price of LNG (3), (6) ($/Mbtu) Consolidated subsidiaries and equity affiliates	10.00	10.37	-4%	9.58	+4%
European Refining Margin (ERM) (3), (7) ($/t)	29.4	25.9	+14%	71.7	-59%
(1)	TTF (Title Transfer Facility) is a virtual trading point in the Netherlands for transferring rights in respect of physical gas. It is the most liquid and widely used price benchmark for the natural gas markets in Europe. TTF is operated by Gasunie Transport Services (GTS), the owner and operator of the national transmission network in the Netherlands. It is traded in €/MWh.
(2)	JKM (Japan-Korea Marker) measures the prices of spot liquid natural gas (LNG) trades in Asia. It is based on prices reported in spot market trades and/or bids and offers collected after the close of the Asian trading day at 16:30 Singapore time.
(3)	Does not include oil, gas and LNG trading activities, respectively.
(4)	Sales in $ / Sales in volume for consolidated affiliates.
(5)	Sales in $ / Sales in volume for consolidated affiliates.
(6)	Sales in $ / Sales in volume for consolidated and equity affiliates.
(7)	This market indicator for European refining, calculated based on public market prices ($/t), uses a basket of crudes, petroleum product yields and variable costs representative of the European refining system of TotalEnergies.

Greenhouse gas emissions (GHG)(1)

Scope 1+2 emissions (2) (MtCO2e)	1Q25	4Q24	1Q25 vs 4Q24	1Q24	1Q25 vs 1Q24
Scope 1+2 from operated facilities (3)	8.4	9.6	-13%	8.2	+2%
of which Oil & Gas	7.2	7.9	-9%	7.1	+1%
of which CCGT	1.2	1.7	-29%	1.1	+9%
Scope 1+2 – ESRS share (3)	11.1	12.4	-10%	10.9	+2%

Estimated quarterly emissions.

(1)	The six greenhouse gases in the Kyoto protocol, namely CO2, CH4, N2O, HFCs, PFCs and SF6, with their respective 100-year time horizon GWP (Global Warming Potential) as described in the 2021 IPCC report. HFCs, PFCs and SF6 are virtually absent from the Company’s emissions or are considered as non-material and are therefore no longer counted with effect from 2018. In CO2 equivalent terms, nitrous oxide (N2O) represents less than 1% of the Company's Scope 1+2 emissions.
(2)	Scope 1+2 GHG emissions are defined as the sum of direct emissions of GHG from sites or activities that are included in the scope of reporting and indirect emissions attributable to brought-in energy (electricity, heat, steam), net from potential energy sales, excluding purchased industrial gases (H2). Unless stated otherwise, TotalEnergies reports Scope 2 GHG emissions using the market-based method defined by the GHG Protocol.
(3)	Refer to the Glossary on page 25 for the definitions and further information on non-GAAP measures (alternative performance measures) and to pages 16 and following for reconciliation tables.

Methane emissions (ktCH4)	1Q25	4Q24	1Q25 vs 4Q24	1Q24	1Q25 vs 1Q24
Methane emissions from operated facilities (1)	6	7	-14%	8	-25%

Estimated quarterly emissions.

(1)	Refer to the Glossary on page 25 for the definitions and further information on non-GAAP measures (alternative performance measures) and to pages 16 and following for reconciliation tables.

Scope 1+2 emissions from operated installations were down 13% quarter-to-quarter given continuous decline in flaring emissions on Exploration & Production facilities, carbon footprint reduction initiatives in Refining & Chemicals and the perimeter effect related to the partial sale of West Burton gas-fired capacity during the fourth quarter of 2024.

First quarter 2025 Scope 3(1) Category 11 emissions are estimated to be 84 Mt CO2e.

1If not stated otherwise, TotalEnergies reports Scope 3 GHG emissions, category 11, which correspond to indirect GHG emissions related to the direct use phase emissions of sold products over their expected lifetime (i.e., the scope 1 and scope 2 emissions of end users that occur from the combustion of fuels) in accordance with the definition of the GHG Protocol Corporate Value Chain (Scope 3) Accounting and Reporting Standard Supplement. The Company follows the oil & gas industry reporting guidelines published by IPIECA, which comply with the GHG Protocol methodologies. In order to avoid double counting, this methodology accounts for the largest volume in the oil and gas value chains, i.e. the higher of the two production volumes or sales for end use. For TotalEnergies, in 2024, the calculation of Scope 3 GHG emissions for the oil value chain considers products sales (higher than production) and for the gas value chain, the marketable gas and condensates production (higher than gas sales, either as LNG or as direct sales to B2B/B2C customers). A stoichiometric emission factor (oxidation of molecules to carbon dioxide) is applied to these sales or production to obtain an emission volume. In accordance with the Technical Guidance for Calculating Scope 3 Emissions Supplement to the Corporate Value Chain (Scope 3) Accounting and Reporting Standard which defines end users as both consumers and business customers that use final products, and with IPIECA’s Estimating petroleum industry value chain (Scope 3) greenhouse gas emissions guidelines, under which reporting of emissions from fuel purchased for resale to non-end users (e.g. traded) is optional, TotalEnergies does not report emissions associated with trading activities.

Production*

Hydrocarbon production	1Q25	4Q24	1Q25 vs 4Q24	1Q24	1Q25 vs 1Q24
Hydrocarbon production (kboe/d)	2,558	2,427	+5%	2,461	+4%
Oil (including bitumen) (kb/d)	1,355	1,292	+5%	1,322	+2%
Gas (including condensates and associated NGL) (kboe/d)	1,203	1,135	+6%	1,139	+6%
Hydrocarbon production (kboe/d)	2,558	2,427	+5%	2,461	+4%
Liquids (kb/d)	1,516	1,445	+5%	1,482	+2%
Gas (Mcf/d)	5,655	5,323	+6%	5,249	+8%

*      Company production = Exploration & Production production + Integrated LNG production.

Hydrocarbon production was 2,558 thousand barrels of oil equivalent per day in the first quarter of 2025, up 4% year-on-year, and was comprised of:

•	+4% due to start-ups and ramp-ups, including Mero-2 and Mero-3 in Brazil, Fenix in Argentina, Tyra in Denmark, Anchor in the United States and Akpo West in Nigeria,
•	-1% due to lower availability of production facilities, mainly due to planned maintenance,
•	+3% portfolio effect related to the acquisitions of SapuraOMV in Malaysia and interests in the Eagle Ford shale gas plays in Texas,
•	-2% due to the natural field decline.

B. ANALYSIS OF BUSINESS SEGMENT RESULTS

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies and which is reviewed by the main operational decision-making body of TotalEnergies, namely the Executive Committee.

Management presents adjusted financial indicators to assist investors in better understanding, in conjunction with the Company’s financial results presented in accordance with IFRS, the economic performance of the Company. Adjustment items are of three types: inventory valuation effect, effect of changes in fair value, and special items.

The inventory valuation effect: in accordance with IAS 2, TotalEnergies values inventories of petroleum products in its financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its main competitors. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results under the FIFO and the replacement cost methods.

Effect of changes in fair value: the effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TotalEnergies’ Executive Committee and the accounting for these transactions under IFRS. IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices. TotalEnergies, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in TotalEnergies’ internal economic performance. IFRS precludes recognition of this fair value effect. Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

Special items: due to their unusual nature or particular significance, certain transactions qualifying as "special items" are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to occur in following years.

TotalEnergies measures performance at the segment level on the basis of Adjusted net operating income. Adjusted net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than mineral interest, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from nonconsolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above, excluding the effect of the adjustments describe below.

The income and expenses not included in net operating income adjusted that are included in net income (TotalEnergies share) are interest expenses related to net financial debt, after applicable income taxes (net cost of net debt), non-controlling interests, and the adjusted items.

The operational profit and assets are broken down by business segment prior to the consolidation and inter-segment adjustments.

Sales prices between business segments approximate market prices.

The reporting structure for the business segments’ financial information is based on the following five business segments:

-	An Exploration & Production segment that encompasses the activities of exploration and production of oil and natural gas, conducted in about 50 countries;

-	An Integrated LNG segment covering the integrated gas chain (including upstream and midstream LNG activities) as well as biogas, hydrogen and gas trading activities;

-	An Integrated Power segment covering generation, storage, electricity trading and B2B-B2C distribution of gas and electricity;

-	A Refining & Chemicals segment constituting a major industrial hub comprising the activities of refining, petrochemicals and specialty chemicals. This segment also includes the activities of oil Supply, Trading and marine Shipping;

-	A Marketing & Services segment including the global activities of supply and marketing in the field of petroleum products.

In addition, the Corporate segment includes holdings operating and financial activities.

B.1 Exploration & Production

1. Production

Hydrocarbon production	1Q25	4Q24	1Q25 vs 4Q24	1Q24	1Q25 vs 1Q24
EP (kboe/d)	1,976	1,933	+2%	1,969	-
Liquids (kb/d)	1,442	1,385	+4%	1,419	+2%
Gas (Mcf/d)	2,848	2,924	-3%	2,937	-3%

2. Results

In millions of dollars, except effective tax rate	1Q25	4Q24	1Q25 vs 4Q24	1Q24	1Q25 vs 1Q24
Adjusted net operating income (1)	2,451	2,305	+6%	2,550	-4%
including adjusted income from equity affiliates	150	207	-28%	145	+3%
Effective tax rate (2)	49.4%	50.5%	-	48.5%	-
Cash flow used in investing activities	2,689	1,688	+59%	1,988	+35%
Organic investments	2,684	2,104	+28%	2,041	+32%
Acquisitions net of assets sales	116	(258)	ns	36	x3.2
Net investments	2,800	1,846	+52%	2,077	+35%
Cash flow from operating activities	3,266	4,500	-27%	3,590	-9%
Cash flow from operations excluding working capital (CFFO)	4,291	3,945	+9%	4,478	-4%
(1)	Detail of adjustment items shown in the business segment information starting on page 31.
(2)	Effective tax rate = (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).

In the first quarter of 2025, Exploration & Production:

•	adjusted net operating income was $2,451 million, up 6% quarter-to-quarter, driven by higher production in a slightly more favorable price environment,
•	cash flow from operating activities was $3,266 million, down 27% quarter-to-quarter, and
•	cash flow from operations excluding working capital (CFFO) was $4,291 million, up 9% quarter-to-quarter, for the same reasons stated above.

B.2 Integrated LNG

1. Production

Hydrocarbon production for LNG	1Q25	4Q24	1Q25 vs 4Q24	1Q24	1Q25 vs 1Q24
Integrated LNG (kboe/d)	582	494	+18%	492	+18%
Liquids (kb/d)	74	60	+24%	63	+18%
Gas (Mcf/d)	2,807	2,399	+17%	2,312	+21%

Liquefied Natural Gas in Mt	1Q25	4Q24	1Q25 vs 4Q24	1Q24	1Q25 vs 1Q24
Overall LNG sales	10.6	10.8	-2%	10.7	-1%
Incl. Sales from equity production*	4.0	3.8	+4%	4.2	-4%
Incl. Sales by TotalEnergies from equity production and third party purchases	9.4	9.4	-	9.3	+1%

*     The Company’s equity production may be sold by TotalEnergies or by the joint ventures.

LNG sales were globally stable quarter-to-quarter, with increased sales from equity production offset notably by lower spot activity.

2. Results

In millions of dollars, except average price of LNG	1Q25	4Q24	1Q25 vs 4Q24	1Q24	1Q25 vs 1Q24
Average price of LNG ($/Mbtu)(1) Consolidated subsidiaries and equity affiliates	10.00	10.37	-4%	9.58	+4%
Adjusted net operating income(2)	1,294	1,432	-10%	1,222	+6%
including adjusted income from equity affiliates	535	525	+2%	494	+8%
Cash flow used in investing activities	892	1,657	-46%	515	+73%
Organic investments	752	554	+36%	540	+39%
Acquisitions net of assets sales	140	1,116	-87%	(12)	ns
Net investments	892	1,670	-47%	528	+69%
Cash flow from operating activities	1,743	2,214	-21%	1,710	+2%
Cash flow from operations excluding working capital (CFFO)	1,249	1,447	-14%	1,348	-7%
(1)	Sales in $ / Sales in volume for consolidated and equity affiliates. Does not include LNG trading activities.
(2)	Detail of adjustment items shown in the business segment information starting on page 31.

In the first quarter of 2025, Integrated LNG:

●	adjusted net operating income was $1,294 million, up 6% year-on-year and down 10% quarter-to-quarter, in line with the evolution of the average LNG price,
●	cash flow from operating activities was $1,743 million, up 2% year-on-year and down 21% quarter-to-quarter, and
●	cash flow from operations excluding working capital (CFFO) was $1,249 million, down 7% year-on-year and down 14% quarter-to-quarter, for the same reasons stated above and due to a timing effect in dividend payments from some equity affiliates.

B.3 Integrated Power

1. Productions, capacities, clients and sales

Integrated Power	1Q25	4Q24	1Q25 vs 4Q24	1Q24	1Q25 vs 1Q24
Net power production (TWh) (1)	11.3	11.4	-1%	9.6	+18%
o/w power production from renewables	6.8	6.5	+5%	6.0	+13%
o/w power production from gas flexible capacities	4.5	4.9	-8%	3.6	+27%
Portfolio of power generation net installed capacity (GW) (2)	22.7	21.5	+6%	19.5	+17%
o/w renewables	16.2	15.1	+8%	13.7	+18%
o/w power production from gas flexible capacities	6.5	6.5	+1%	5.8	+13%
Portfolio of renewable power generation gross capacity (GW) (2), (3)	97.5	97.2	-	84.1	+16%
o/w installed capacity	27.8	26.0	+7%	23.5	+18%
Clients power – BtB and BtC (Million) (2)	6.0	6.1	-	6.0	+1%
Clients gas – BtB and BtC (Million) (2)	2.8	2.8	-	2.8	-
Sales power – BtB and BtC (TWh)	14.5	13.8	+5%	14.9	-3%
Sales gas – BtB and BtC (TWh)	35.7	30.1	+19%	35.7	-
(1)	Solar, wind, hydroelectric and gas flexible capacities.
(2)	End of period data.
(3)	Includes 20% of Adani Green Energy Ltd’s gross capacity, 50% of Clearway Energy Group’s gross capacity and 49% of Casa dos Ventos’ gross capacity.

Net power production increased 18% year-on-year, reaching 11.3 TWh, linked to the renewables production growth and the acquisition of flexible gas capacity in the United Kingdom and the United States in 2024.

Gross installed renewable power generation capacity reached 27.8 GW at the end of the first quarter of 2025, up 18% year-on-year, i.e. a 4.3 GW increase.

Results

In millions of dollars	1Q25	4Q24	1Q25 vs 4Q24	1Q24	1Q25 vs 1Q24
Adjusted net operating income(1)	506	575	-12%	611	-17%
including adjusted income from equity affiliates	44	(25)	ns	(39)	ns
Cash flow used in investing activities	878	(509)	ns	1,677	-48%
Organic investments	645	109	x5.9	943	-32%
Acquisitions net of assets sales	238	(662)	ns	735	-68%
Net investments	883	(553)	ns	1,678	-47%
Cash flow from operating activities	(399)	1,201	ns	(249)	ns
Cash flow from operations excluding working capital (CFFO)	597	604	-1%	692	-14%

(1)    Detail of adjustment items shown in the business segment information starting on page 31.

In the first quarter of 2025, Integrated Power:

●	adjusted net operating income was $506 million, down 12% quarter-on-quarter, in the absence of farm-downs during the quarter,
●	cash flow from operating activities was $(399) million; and
●	cash flow from operations excluding working capital (CFFO) was $597 million, stable quarter-to-quarter and in line with the annual guidance.

B.4 Downstream (Refining & Chemicals and Marketing & Services)

1. Results

In millions of dollars	1Q25	4Q24	1Q25 vs 4Q24	1Q24	1Q25 vs 1Q24
Adjusted net operating income(1)	541	680	-20%	1,217	-56%
Cash flow used in investing activities	311	850	-63%	(740)	ns
Organic investments	386	1,013	-62%	520	-26%
Acquisitions net of assets sales	(75)	(172)	ns	(1,258)	ns
Net investments	311	841	-63%	(738)	ns
Cash flow from operating activities	(1,415)	4,610	ns	(2,237)	ns
Cash flow from operations excluding working capital (CFFO)	1,117	1,356	-18%	1,770	-37%
(1)	Detail of adjustment items shown in the business segment information starting on page 31.

B.5 Refining & Chemicals

1. Refinery and petrochemicals throughput and utilization rates

Refinery throughput and utilization rate	1Q25	4Q24	1Q25 vs 4Q24	1Q24	1Q25 vs 1Q24
Total refinery throughput (kb/d)	1,549	1,432	+8%	1,424	+9%
France	435	424	+3%	382	+14%
Rest of Europe	627	541	+16%	618	+1%
Rest of world	487	467	+4%	424	+15%
Utilization rate based on crude only*	87%	82%		79%

*      Based on distillation capacity at the beginning of the year, excluding the African refinery SIR (divested) from the third quarter of 2024 and the African refinery Natref (divested) during the fourth quarter of 2024.

Petrochemicals production and utilization rate	1Q25	4Q24	1Q25 vs 4Q24	1Q24	1Q25 vs 1Q24
Monomers* (kt)	1,250	1,233	+1%	1,287	-3%
Polymers (kt)	1,173	1,080	+9%	1,076	+9%
Steam cracker utilization rate**	78%	79%		73%

*      Olefins.

**     Based on olefins production from steam crackers and their treatment capacity at the start of the year, excluding Lavera (divested) from the second quarter of 2024.

Refinery throughput was up by 8% quarter-on-quarter, mainly due to the restart of the Leuna refinery following a planned turnaround, setting the utilization rate at 87% during the first quarter of 2025.

2. Results

In millions of dollars, except ERM	1Q25	4Q24	1Q25 vs 4Q24	1Q24	1Q25 vs 1Q24
European Refining Margin Marker (ERM) ($/t)(1)	29.4	25.9	+14%	71.7	-59%
Adjusted net operating income(2)	301	318	-5%	962	-69%
Cash flow used in investing activities	236	498	-53%	397	-41%
Organic investments	236	581	-59%	419	-44%
Acquisitions net of assets sales	-	(92)	-100%	(20)	-100%
Net investments	236	489	-52%	399	-41%
Cash flow from operating activities	(1,983)	3,832	ns	(2,129)	ns
Cash flow from operations excluding working capital (CFFO)	633	822	-23%	1,291	-51%
(1)	This market indicator for European refining, calculated based on public market prices ($/t), uses a basket of crudes, petroleum product yields and variable costs representative of the European refining system of TotalEnergies. Does not include oil trading activities.
(2)	Detail of adjustment items shown in the business segment information starting on page 31.

In the first quarter of 2025, Refining & Chemicals:

●	adjusted net operating income was $301 million, down 5% quarter-to-quarter, reflecting low refining margins and declining petrochemical and biofuel margins in Europe, together with operational difficulties at Donges and Port-Arthur refineries,
●	cash flow from operating activities was $(1,983) million, and
●	cash flow from operations excluding working capital (CFFO) was $633 million, down 23% compared to the previous quarter which benefited from dividends received from equity affiliates.

B.6 Marketing & Services

1. Petroleum product sales

Sales in kb/d*	1Q25	4Q24	1Q25 vs 4Q24	1Q24	1Q25 vs 1Q24
Total Marketing & Services sales	1,266	1,312	-4%	1,312	-4%
Europe	714	724	-1%	715	-
Rest of world	551	587	-6%	597	-8%

*     Excludes trading and bulk refining sales.

Sales of petroleum products were down 4% quarter-to-quarter due to the seasonality of transport markets.

2. Results

In millions of dollars	1Q25	4Q24	1Q25 vs 4Q24	1Q24	1Q25 vs 1Q24
Adjusted net operating income (1)	240	362	-34%	255	-6%
Cash flow used in investing activities	75	352	-79%	(1,137)	ns
Organic investments	150	432	-65%	101	+49%
Acquisitions net of assets sales	(75)	(80)	ns	(1,238)	ns
Net investments	75	352	-79%	(1,137)	ns
Cash flow from operating activities	568	778	-27%	(108)	ns
Cash flow from operations excluding working capital (CFFO)	484	534	-9%	479	+1%

(1)    Detail of adjustment items shown in the business segment information starting on page 31.

In the first quarter of 2025, Marketing & Services:

●	adjusted net operating income was $240 million, down 6% year-on-year, in line with the volume decrease,
●	cash flow from operating activities was $568 million, down 27% quarter-to-quarter, and
●	cash flow from operations excluding working capital (CFFO) was $484 million, slightly up year-on-year with the strong performance of lubricants offsetting the decrease in volumes sold.

C. TOTALENERGIES RESULTS

1.	Net income (TotalEnergies share)

Net income (TotalEnergies share) was $3,851 million in the first quarter of 2025 compared to $3,956 million in the fourth quarter of 2024 and $5,721 in the first quarter of 2024.

Adjusted net income (TotalEnergies share) was $4,192 million in the first quarter of 2025 compared to $5,112 million in the first quarter of 2024, mainly due to softening oil prices and refining margins, partially compensated by higher hydrocarbon production and higher gas prices.

Adjusted net income excludes the after-tax inventory effect, special items and the impact of changes in fair value.

Adjustments to net income were ($0.3) billion in the first quarter of 2025, consisting mainly of:

•	($0.2) billion of changes in fair value and stock variation,

•	($0.1) billion of non-recurring items, mainly related to the impact of the Energy Profit Levy in the United Kingdom.

2.	Fully-diluted shares and share buybacks

As of March 31, 2025, the number of diluted shares was 2,242 million.

TotalEnergies repurchased 33.3 million shares1 in the first quarter of 2025 for $2 billion.

3.	Acquisitions - asset sales

Acquisitions were $836 million in the first quarter of 2025, primarily related to:

•	the acquisition of an additional 10% interest in the Moho field in Congo,

•	the acquisition of SN Power, a developer of hydro-electricity projects in Africa, and

•	the acquisition of the Big Sky Solar project in Canada.

Divestments were $416 million in the first quarter of 2025, primarily related to:

•	the sale of interests in Nkossa and Nsoko II permits in Congo, and

•	the finalization of the divestment of fuel distribution activities in Brazil.

4.	Cash flow

TotalEnergies’ cash flow from operating activities was $2,563 million in the first quarter of 2025, compared to a cash flow from operations excluding working capital (CFFO)2 of $6,992 million in the first quarter of 2025, and was impacted by increased working capital of $4.4 billion, mainly due to:

•	$1 billion reversal of exceptional working capital items which reduced working capital in the fourth quarter of 2024,

•	$2 billion seasonal effect from gas and power distribution activities in Europe and related to advanced payments happening in the first quarter of the year, and

•	$1 billion effect of the evolution of the business (stocks and sales increase at the end of the quarter).

The change in working capital was an increase of $4,232 million in the first quarter of 2025 in accordance with IFRS. The difference of $197 million between IFRS and replacement cost method corresponds to the following adjustments: (i) the pre-tax inventory valuation effect of $107 million, (ii) plus the mark-to-market effect of Integrated LNG’s and Integrated Power’s contracts of $84 million, (iii) plus the capital gains from the renewables project sale of $0 million and (iv) plus the organic loan repayments from equity affiliates of $6 million.

The change in working capital, as determined using the replacement cost method excluding the mark-to-market effect of Integrated LNG and Integrated Power’s contracts, including capital gain from renewable project sales and including organic loan repayment from equity affiliates, was an increase of $4,429 million in the first quarter of 2025, compared to a decrease of $5,356 million in the fourth quarter of 2024.

TotalEnergies’ net cash flow was $2,071 million in the first quarter of 2025 compared to $3,288 million in the fourth quarter of 2024, reflecting the $159 million decrease in CFFO and the $1,058 million increase in net investments to $4,921 million.

1 Including coverage of employees share grant plans.

2 Cash flow from operations excluding working capital (CFFO) is a non-GAAP financial measure. Refer to the Glossary on page 25 for the definitions and further information on non-GAAP measures (alternative performance measures) and to pages 16 and following for reconciliation tables.

D. PROFITABILITY

Return on equity was 15.1% for the twelve months ended March 31, 2025.

In millions of dollars	April 1, 2024 March 31, 2025	January 1, 2024 December 31, 2024	April 1, 2023 March 31, 2024
Adjusted net income (TotalEnergies share)	17,636	18,586	22,047
Average adjusted shareholders’ equity	116,758	117,835	115,835
Return on equity (ROE)	15.1%	15.8%	19.0%

Return on average capital employed (ROACE)3 was 13.2% for the twelve months ended March 31, 2025.

In millions of dollars	April 1, 2024 March 31, 2025	January 1, 2024 December 31, 2024	April 1, 2023 March 31, 2024
Adjusted net operating income	19,125	19,974	23,278
Average capital employed	144,629	135,174	140,662
ROACE	13.2%	14.8%	16.5%

E. Annual 2025 Sensitivities*

	Change	Estimated impact on adjusted net operating income	Estimated impact on cash flow from operations
Dollar	+/- 0.1 $ per €	-/+ 0.1 B$	~0 B$
Average liquids price**	+/- 10$/b	+/- 2.3 B$	+/- 2.8 B$
European gas price – TTF	+/- 2 $/Mbtu	+/- 0.4 B$	+/- 0.4 B$
European Refining Margin Marker (ERM)	+/- 10 $/t	+/- 0.4 B$	+/- 0.5 B$

* Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about TotalEnergies’ portfolio in 2025. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals.

** In an 70-80 $/b Brent environment.

F. SUMMARY AND OUTLOOK

In the context of geopolitical and macroeconomic uncertainties following the introduction of trade tariffs by the United States, the oil demand outlook has softened and meanwhile OPEC+ countries have announced the unwinding of some of the voluntary production cuts beginning in the second quarter of 2025. Consequently, oil prices remain volatile between $60 and $70/b and refining and petrochemical margins are expected to remain weak.

Forward European markets expect gas prices to remain elevated in the second quarter of 2025, in a context of inventory replenishment in Europe. Given the evolution of oil and gas prices in recent months and the lag effect on price formulas, TotalEnergies anticipates its average LNG selling price will be between $9 and $9.5/Mbtu in the second quarter of 2025.

Hydrocarbon production in the second quarter of 2025 is expected to be impacted by more planned maintenance than during the first quarter of 2025 (50 kboe/d) and second quarter of 2024. As a result, hydrocarbon production during the second quarter of 2025 is expected to grow 2 to 3% year-on-year. Given the growth of nearly 4% in the first quarter, the Company also confirms its target to grow hydrocarbon production by more than 3% in fiscal year 2025 versus fiscal year 2024.

For 2025, TotalEnergies reiterates net investments guidance of $17 to $17.5 billion, of which $4.5 billion is dedicated to low carbon energies, mostly Integrated Power.

3 ROACE is a non-GAAP financial measure. Refer to the Glossary on page 25 for the definitions and further information on Non-GAAP measures (alternative performance measures).

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995), notably with respect to the financial condition, results of operations, business activities and strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “will”, “should”, “could”, “would”, “may”, “likely”, “might”, “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, changes in the geopolitical environment, including the impact of tariffs and trade disputes, currency fluctuations, technological innovations, meteorological conditions and events, as well as socio-demographic, economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as COVID-19. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Readers are cautioned not to consider forward-looking statements as accurate, but as an expression of the Company’s views only as of the date this document is published. TotalEnergies SE and its subsidiaries have no obligation, make no commitment and expressly disclaim any responsibility to investors or any stakeholder to update or revise, particularly as a result of new information or future events, any forward-looking information or statement, objectives or trends contained in this document. In addition, the Company has not verified, and is under no obligation to verify any third-party data contained in this document or used in the estimates and assumptions or, more generally, forward-looking statements published in this document.

For additional factors, you should read the information set forth under “Item 3. -3.1 Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TotalEnergies’ Form 20-F for the year ended December 31, 2024.

Additionally, developments related to environmental and climate change-related issues in this document are based on various frameworks and the interests of various stakeholders which are subject to change and evolve independently of the Company. Moreover, the Company’s disclosures on such issues, including climate-related disclosures, may include information that is not necessarily "material" under US securities laws for SEC reporting purposes or under applicable securities law.

OPERATING INFORMATION BY SEGMENT

Company’s production (Exploration & Production + Integrated LNG)

Combined liquids and gas production by region (kboe/d)	1Q25	4Q24	1Q25 vs 4Q24	1Q24	1Q25 vs 1Q24
Europe	571	589	-3%	570	-
Africa	424	437	-3%	463	-8%
Middle East and North Africa	849	790	+7%	815	+4%
Americas	424	401	+6%	352	+21%
Asia-Pacific	290	210	+38%	261	+11%
Total production	2,558	2,427	+5%	2,461	+4%
includes equity affiliates	390	369	+6%	346	+13%

Liquids production by region (kb/d)	1Q25	4Q24	1Q25 vs 4Q24	1Q24	1Q25 vs 1Q24
Europe	216	228	-6%	224	-4%
Africa	312	318	-2%	331	-6%
Middle East and North Africa	680	627	+8%	652	+4%
Americas	202	193	+5%	171	+18%
Asia-Pacific	106	79	+35%	104	+1%
Total production	1,516	1,445	+5%	1,482	+2%
includes equity affiliates	163	151	+8%	154	+6%

Gas production by region (Mcf/d)	1Q25	4Q24	1Q25 vs 4Q24	1Q24	1Q25 vs 1Q24
Europe	1,920	1,951	-2%	1,869	+3%
Africa	567	620	-9%	648	-13%
Middle East and North Africa	920	889	+3%	896	+3%
Americas	1,237	1,154	+7%	1,003	+23%
Asia-Pacific	1,011	709	+43%	833	+21%
Total production	5,655	5,323	+6%	5,249	+8%
includes equity affiliates	1,237	1,181	+5%	1,043	+19%

Downstream (Refining & Chemicals and Marketing & Services)

Petroleum product sales by region (kb/d)	1Q25	4Q24	1Q25 vs 4Q24	1Q24	1Q25 vs 1Q24
Europe	1,677	1,820	-8%	1,774	-5%
Africa	618	614	+1%	591	+4%
Americas	1,073	970	+11%	1,033	+4%
Rest of world	945	975	-3%	711	+33%
Total consolidated sales	4,313	4,380	-2%	4,109	+5%
Includes bulk sales	344	343	-	401	-14%
Includes trading	2,703	2,725	-1%	2,397	+13%

Petrochemicals production* (kt)	1Q25	4Q24	1Q25 vs 4Q24	1Q24	1Q25 vs 1Q24
Europe	984	875	+12%	990	-1%
Americas	694	701	-1%	645	+8%
Middle East and Asia	745	737	+1%	727	+2%
*	Olefins, polymers.

INTEGRATED POWER

Net power production

	1Q25						4Q24
Net power production (TWh)	Solar	Onshore Wind	Offshore Wind	Gas	Others	Total	Solar	Onshore Wind	Offshore Wind	Gas	Others	Total
France	0.1	0.2	-	1.9	0.0	2.2	0.2	0.3	-	1.4	0.0	1.9
Rest of Europe	0.1	0.6	0.3	1.6	0.1	2.6	0.1	0.6	0.4	2.1	0.0	3.2
Africa	0.0	-	-	-	0.0	0.1	0.0	0.0	-	-	-	0.0
Middle East	0.2	-	-	0.2	-	0.4	0.2	-	-	0.2	-	0.4
North America	0.7	0.5	-	0.9	-	2.1	0.9	0.5	-	1.1	-	2.5
South America	0.2	0.8	-	-	-	0.9	0.1	0.9	-	-	-	1.1
India	2.2	0.3	-	-	-	2.5	1.6	0.2	-	-	-	1.9
Asia-Pacific	0.3	0.0	0.2	-	-	0.5	0.3	0.0	0.2	-	-	0.4
Total	3.8	2.4	0.5	4.5	0.1	11.3	3.4	2.5	0.6	4.9	0.1	11.4

Installed power generation net capacity

	1Q25						4Q24
Installed power generation net capacity (GW) (1)	Solar	Onshore Wind	Offshore Wind	Gas	Others	Total	Solar	Onshore Wind	Offshore Wind	Gas	Others	Total
France	0.8	0.4	-	2.7	0.2	4.0	0.7	0.4	-	2.6	0.2	4.0
Rest of Europe	0.6	1.0	0.3	2.1	0.2	4.1	0.6	0.9	0.3	2.1	0.2	4.0
Africa	0.0	-	-	-	0.1	0.1	0.0	-	-	-	-	0.0
Middle East	0.4	-	-	0.3	-	0.8	0.4	-	-	0.3	-	0.8
North America	2.5	0.8	-	1.5	0.3	5.1	2.3	0.8	-	1.5	0.3	4.9
South America	0.4	0.9	-	-	-	1.3	0.4	0.9	-	-	-	1.3
India	5.5	0.6	-	-	-	6.1	4.8	0.6	-	-	-	5.3
Asia-Pacific	1.1	0.0	0.2	-	-	1.3	1.1	0.0	0.2	-	-	1.3
Total	11.2	3.8	0.5	6.5	0.7	22.7	10.3	3.6	0.5	6.5	0.6	21.5

Power generation gross capacity from renewables

	1Q25					4Q24
Installed power generation gross capacity from renewables (GW) (1), (2)	Solar	Onshore Wind	Offshore Wind	Other	Total	Solar	Onshore Wind	Offshore Wind	Other	Total
France	1.2	0.7	-	0.2	2.1	1.2	0.7	-	0.2	2.1
Rest of Europe	0.6	1.3	1.1	0.3	3.2	0.6	1.1	1.1	0.3	3.1
Africa	0.1	-	-	0.3	0.4	0.1	-	-	0.0	0.1
Middle East	1.2	-	-	-	1.2	1.2	-	-	-	1.2
North America	5.6	2.2	-	0.7	8.4	5.4	2.2	-	0.7	8.2
South America	0.4	1.4	-	-	1.8	0.4	1.3	-	-	1.7
India	7.7	0.6	-	-	8.4	6.7	0.6	-	-	7.3
Asia-Pacific	1.7	0.0	0.6	0.0	2.3	1.6	0.0	0.6	0.0	2.2
Total	18.4	6.2	1.8	1.4	27.8	17.2	6.0	1.7	1.1	26.0

	1Q25					4Q24
Power generation gross capacity from renewables in construction (GW) (1), (2)	Solar	Onshore Wind	Offshore Wind	Other	Total	Solar	Onshore Wind	Offshore Wind	Other	Total
France	0.3	0.0	0.0	0.0	0.3	0.3	0.0	0.0	0.0	0.3
Rest of Europe	0.5	0.1	0.8	0.3	1.8	0.5	0.2	0.8	0.0	1.4
Africa	0.4	0.1	-	0.1	0.7	0.4	0.1	-	0.1	0.6
Middle East	1.5	0.2	-	-	1.7	0.1	-	-	-	0.1
North America	1.3	0.0	-	0.5	1.9	1.2	0.0	-	0.5	1.8
South America	0.4	0.5	-	0.2	1.1	0.4	0.6	-	0.2	1.2
India	2.2	0.0	-	-	2.2	3.2	-	-	-	3.2
Asia-Pacific	0.1	-	-	-	0.1	0.1	-	0.1	-	0.1
Total	6.7	1.1	0.8	1.2	9.9	6.2	1.0	0.8	0.9	8.9

	1Q25					4Q24
Power generation gross capacity from renewables in development (GW) (1), (2)	Solar	Onshore Wind	Offshore Wind	Other	Total	Solar	Onshore Wind	Offshore Wind	Other	Total
France	0.9	0.3	-	0.1	1.3	0.9	0.5	-	0.1	1.5
Rest of Europe	4.6	0.6	13.3	2.5	20.9	4.9	0.7	13.3	2.7	21.6
Africa	0.5	0.2	-	-	0.7	0.6	0.2	-	-	0.8
Middle East	0.8	-	-	-	0.8	2.3	0.2	-	-	2.6
North America	10.6	3.0	4.1	4.4	22.1	10.3	3.1	4.1	4.4	21.9
South America	1.7	1.4	-	0.0	3.1	1.6	1.1	-	0.0	2.8
India	2.3	0.1	-	-	2.4	2.3	0.1	-	-	2.5
Asia-Pacific	3.4	1.1	3.0	1.1	8.5	3.4	1.1	3.0	1.2	8.6
Total	24.8	6.6	20.4	8.1	59.8	26.5	7.1	20.4	8.3	62.3

(1)          End-of-period data.

(2)          Includes 20% of the gross capacities of Adani Green Energy Limited, 50% of Clearway Energy Group and 49% of Casa dos Ventos.

ADJUSTMENT ITEMS TO NET INCOME (TOTALENERGIES SHARE)

In millions of dollars	1Q25	4Q24	1Q24
Net income (TotalEnergies share)	3,851	3,956	5,721
Special items affecting net income (TotalEnergies share)	(108)	(413)	805
Gain (loss) on asset sales	-	(25)	1,507
Restructuring charges	-	(6)	-
Impairments	-	(232)	(644)
Other	(108)	(150)	(58)
After-tax inventory effect : FIFO vs. replacement cost	(78)	216	124
Effect of changes in fair value	(155)	(253)	(320)
Total adjustments affecting net income	(341)	(450)	609
Adjusted net income (TotalEnergies share)	4,192	4,406	5,112

RECONCILIATION OF NET INCOME (TOTALENERGIES SHARE) TO ADJUSTED EBITDA

In millions of dollars	1Q25	4Q24	1Q25 vs 4Q24	1Q24	1Q25 vs 1Q24
Net income (TotalEnergies share)	3,851	3,956	-3%	5,721	-33%
Less: adjustment items to net income (TotalEnergies share)	341	450	-24%	(609)	ns
Adjusted net income (TotalEnergies share)	4,192	4,406	-5%	5,112	-18%
Adjusted items
Add: non-controlling interests	70	65	+8%	100	-30%
Add: income taxes	2,705	2,872	-6%	2,991	-10%
Add: depreciation, depletion and impairment of tangible assets and mineral interests	2,998	2,715	+10%	2,942	+2%
Add: amortization and impairment of intangible assets	83	107	-22%	92	-10%
Add: financial interest on debt	725	786	-8%	708	+2%
Less: financial income and expense from cash & cash equivalents	(269)	(422)	ns	(452)	ns
Adjusted EBITDA	10,504	10,529	-	11,493	-9%

RECONCILIATION OF REVENUES FROM SALES TO ADJUSTED EBITDA AND NET INCOME (TOTALENERGIES SHARE)

In millions of dollars	1Q25	4Q24	1Q25 vs 4Q24	1Q24	1Q25 vs 1Q24
Adjusted items
Revenues from sales	47,899	47,115	+2%	51,883	-8%
Purchases, net of inventory variation	(30,563)	(30,305)	ns	(33,525)	ns
Other operating expenses	(7,542)	(7,094)	ns	(7,580)	ns
Exploration costs	(81)	(242)	ns	(88)	ns
Other income	247	280	-12%	240	+3%
Other expense, excluding amortization and impairment of intangible assets	(216)	(34)	ns	(125)	ns
Other financial income	294	296	-1%	282	+4%
Other financial expense	(249)	(193)	ns	(215)	ns
Net income (loss) from equity affiliates	715	706	+1%	621	+15%
Adjusted EBITDA	10,504	10,529	-	11,493	-9%
Adjusted items
Less: depreciation, depletion and impairment of tangible assets and mineral interests	(2,998)	(2,715)	ns	(2,942)	ns
Less: amortization of intangible assets	(83)	(107)	ns	(92)	ns
Less: financial interest on debt	(725)	(786)	ns	(708)	ns
Add: financial income and expense from cash & cash equivalents	269	422	-36%	452	-40%
Less: income taxes	(2,705)	(2,872)	ns	(2,991)	ns
Less: non-controlling interests	(70)	(65)	ns	(100)	ns
Add: adjustment - TotalEnergies share	(341)	(450)	ns	609	ns
Net income - TotalEnergies share	3,851	3,956	-3%	5,721	-33%

INVESTMENTS – DIVESTMENTS AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITIONS NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: (TOTALENERGIES SHARE)

In millions of dollars	1Q25	4Q24	1Q25 vs 4Q24	1Q24	1Q25 vs 1Q24
Cash flow used in investing activities (a)	4,805	3,745	28%	3,467	+39%
Other transactions with non-controlling interests (b)	-	-	ns	-	ns
Organic loan repayment from equity affiliates (c)	6	(2)	ns	3	+100%
Change in debt from renewable projects financing (d) *	-	(52)	-100%	-	ns
Capex linked to capitalized leasing contracts (e)	108	152	-29%	103	+5%
Expenditures related to carbon credits (f)	2	20	-90%	(1)	ns
Net investments (a + b + c + d + e + f = g - i + h)	4,921	3,863	27%	3,572	+38%
of which acquisitions net of assets sales (g-i)	420	24	x17.4	(500)	ns
Acquisitions (g)	836	1,233	-32%	1,074	-22%
Asset sales (i)	416	1,209	-66%	1,574	-74%
Change in debt from renewable projects (partner share)	-	26	-100%	-	ns
of which organic investments (h)	4,501	3,839	17%	4,072	+11%
Capitalized exploration	111	122	-9%	145	-24%
Increase in non-current loans	568	625	-9%	538	+6%
Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(103)	(619)	ns	(146)	ns
Change in debt from renewable projects (TotalEnergies share)	-	(26)	-100%	-	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS  AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITIONS NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: EXPLORATION & PRODUCTION

In millions of dollars	1Q25	4Q24	1Q24	1Q25 vs 1Q24
Cash flow used in investing activities (a)	2,689	1,688	1,988	+35%
Other transactions with non-controlling interests (b)	-	-	-	ns
Organic loan repayment from equity affiliates (c)	-	-	-	ns
Change in debt from renewable projects financing (d) *	-	-	-	ns
Capex linked to capitalized leasing contracts (e)	109	138	90	+21%
Expenditures related to carbon credits (f)	2	20	(1)	ns
Net investments (a + b + c + d + e + f = g - i + h)	2,800	1,846	2,077	+35%
of which acquisitions net of assets sales (g-i)	116	(258)	36	x3.2
Acquisitions (g)	445	11	327	+36%
Asset sales (i)	329	269	291	+13%
Change in debt from renewable projects (partner share)	-	-	-	ns
of which organic investments (h)	2,684	2,104	2,041	+32%
Capitalized exploration	109	119	136	-20%
Increase in non-current loans	82	41	42	+95%
Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(29)	(26)	(15)	ns
Change in debt from renewable projects (TotalEnergies share)	-	-	-	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS  AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITIONS NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: INTEGRATED LNG

In millions of dollars	1Q25	4Q24	1Q24	1Q25 vs 1Q24
Cash flow used in investing activities (a)	892	1,657	515	+73%
Other transactions with non-controlling interests (b)	-	-	-	ns
Organic loan repayment from equity affiliates (c)	1	-	1	ns
Change in debt from renewable projects financing (d) *	-	-	-	ns
Capex linked to capitalized leasing contracts (e)	(1)	13	12	ns
Expenditures related to carbon credits (f)	-	-	-	ns
Net investments (a + b + c + d + e + f = g - i + h)	892	1,670	528	+69%
of which acquisitions net of assets sales (g-i)	140	1,116	(12)	ns
Acquisitions (g)	144	1,149	-	ns
Asset sales (i)	4	33	12	-67%
Change in debt from renewable projects (partner share)	-	-	-	ns
of which organic investments (h)	752	554	540	+39%
Capitalized exploration	2	3	9	-78%
Increase in non-current loans	182	269	173	+5%
Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(5)	(214)	(37)	ns
Change in debt from renewable projects (TotalEnergies share)	-	-	-	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITIONS NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: INTEGRATED POWER

In millions of dollars	1Q25	4Q24	1Q24	1Q25 vs 1Q24
Cash flow used in investing activities (a)	878	(509)	1,677	-48%
Other transactions with non-controlling interests (b)	-	-	-	ns
Organic loan repayment from equity affiliates (c)	5	7	-	ns
Change in debt from renewable projects financing (d) *	-	(52)	-	ns
Capex linked to capitalized leasing contracts (e)	-	1	1	-100%
Expenditures related to carbon credits (f)	-	-	-	ns
Net investments (a + b + c + d + e + f = g - i + h)	883	(553)	1,678	-47%
of which acquisitions net of assets sales (g-i)	238	(662)	735	-68%
Acquisitions (g)	245	72	736	-67%
Asset sales (i)	7	734	1	x7
Change in debt from renewable projects (partner share)	-	26	-	ns
of which organic investments (h)	645	109	943	-32%
Capitalized exploration	-	-	-	ns
Increase in non-current loans	268	300	305	-12%
Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(46)	(323)	(61)	ns
Change in debt from renewable projects (TotalEnergies share)	-	(26)	-	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITIONS NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: REFINING & CHEMICALS

In millions of dollars	1Q25	4Q24	1Q24	1Q25 vs 1Q24
Cash flow used in investing activities (a)	236	498	397	-41%
Other transactions with non-controlling interests (b)	-	-	-	ns
Organic loan repayment from equity affiliates (c)	-	(9)	2	-100%
Change in debt from renewable projects financing (d) *	-	-	-	ns
Capex linked to capitalized leasing contracts (e)	-	-	-	ns
Expenditures related to carbon credits (f)	-	-	-	ns
Net investments (a + b + c + d + e + f = g - i + h)	236	489	399	-41%
of which acquisitions net of assets sales (g-i)	-	(92)	(20)	-100%
Acquisitions (g)	-	-	9	-100%
Asset sales (i)	-	92	29	-100%
Change in debt from renewable projects (partner share)	-	-	-	ns
of which organic investments (h)	236	581	419	-44%
Capitalized exploration	-	-	-	ns
Increase in non-current loans	10	1	7	+43%
Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(6)	(16)	(7)	ns
Change in debt from renewable projects (TotalEnergies share)	-	-	-	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS  AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITIONS NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: MARKETING & SERVICES

In millions of dollars	1Q25	4Q24	1Q24	1Q25 vs 1Q24
Cash flow used in investing activities (a)	75	352	(1,137)	ns
Other transactions with non-controlling interests (b)	-	-	-	ns
Organic loan repayment from equity affiliates (c)	-	-	-	ns
Change in debt from renewable projects financing (d) *	-	-	-	ns
Capex linked to capitalized leasing contracts (e)	-	-	-	ns
Expenditures related to carbon credits (f)	-	-	-	ns
Net investments (a + b + c + d + e + f = g - i + h)	75	352	(1,137)	ns
of which acquisitions net of assets sales (g-i)	(75)	(80)	(1,238)	ns
Acquisitions (g)	2	1	2	ns
Asset sales (i)	77	81	1,240	-94%
Change in debt from renewable projects (partner share)	-	-	-	ns
of which organic investments (h)	150	432	101	+49%
Capitalized exploration	-	-	-	ns
Increase in non-current loans	18	19	11	+64%
Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(17)	(20)	(26)	ns
Change in debt from renewable projects (TotalEnergies share)	-	-	-	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

CASH FLOW (TOTALENERGIES SHARE)

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO), to DACF and to Net cash flow

In millions of dollars	1Q25	4Q24	1Q25 vs 4Q24	1Q24	1Q25 vs 1Q24
Cash flow from operating activities (a)	2,563	12,507	-80%	2,169	+18%
(Increase) decrease in working capital (b) *	(4,316)	5,072	ns	(6,121)	ns
Inventory effect (c)	(107)	282	ns	125	ns
Capital gain from renewable project sales (d)	-	-	ns	-	ns
Organic loan repayments from equity affiliates (e)	6	(2)	ns	3	+100%
Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	6,992	7,151	-2%	8,168	-14%
Financial charges	(284)	(247)	ns	(143)	ns
Debt Adjusted Cash Flow (DACF)	7,276	7,398	-2%	8,311	-12%

Organic investments (g)	4,501	3,839	+17%	4,072	+11%
Free cash flow after organic investments (f - g)	2,491	3,312	-25%	4,096	-39%

Net investments (h)	4,921	3,863	+27%	3,572	+38%
Net cash flow (f - h)	2,071	3,288	-37%	4,596	-55%

*	Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power segments’ contracts.

CASH FLOW BY SEGMENT

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Exploration & Production

In millions of dollars	1Q25	4Q24	1Q24	1Q25 vs 1Q24
Cash flow from operating activities (a)	3,266	4,500	3,590	-9%
(Increase) decrease in working capital (b)	(1,025)	555	(888)	ns
Inventory effect (c)	-	-	-	ns
Capital gain from renewable project sales (d)	-	-	-	ns
Organic loan repayments from equity affiliates (e)	-	-	-	ns
Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	4,291	3,945	4,478	-4%

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Integrated LNG

In millions of dollars	1Q25	4Q24	1Q24	1Q25 vs 1Q24
Cash flow from operating activities (a)	1,743	2,214	1,710	+2%
(Increase) decrease in working capital (b) *	495	767	363	+36%
Inventory effect (c)	-	-	-	ns
Capital gain from renewable project sales (d)	-	-	-	ns
Organic loan repayments from equity affiliates (e)	1	-	1	ns
Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	1,249	1,447	1,348	-7%

*	Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG sectors’ contracts.

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Integrated Power

In millions of dollars	1Q25	4Q24	1Q24	1Q25 vs 1Q24
Cash flow from operating activities (a)	(399)	1,201	(249)	ns
(Increase) decrease in working capital (b) *	(991)	604	(941)	ns
Inventory effect (c)	-	-	-	ns
Capital gain from renewable project sales (d)	-	-	-	ns
Organic loan repayments from equity affiliates (e)	5	7	-	ns
Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	597	604	692	-14%

*	Changes in working capital are presented excluding the mark-to-market effect of Integrated Power sectors’ contracts.

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Refining & Chemicals

In millions of dollars	1Q25	4Q24	1Q24	1Q25 vs 1Q24
Cash flow from operating activities (a)	(1,983)	3,832	(2,129)	ns
(Increase) decrease in working capital (b)	(2,543)	2,758	(3,526)	ns
Inventory effect (c)	(73)	243	108	ns
Capital gain from renewable project sales (d)	-	-	-	ns
Organic loan repayments from equity affiliates (e)	-	(9)	2	-100%
Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	633	822	1,291	-51%

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Marketing & Services

In millions of dollars	1Q25	4Q24	1Q24	1Q25 vs 1Q24
Cash flow from operating activities (a)	568	778	(108)	ns
(Increase) decrease in working capital (b)	118	205	(604)	ns
Inventory effect (c)	(34)	39	17	ns
Capital gain from renewable project sales (d)	-	-	-	ns
Organic loan repayments from equity affiliates (e)	-	-	-	ns
Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	484	534	479	+1%

GEARING RATIO

In millions of dollars	3/31/2025	12/31/2024	3/31/2024
Current borrowings *	10,983	7,929	16,068
Other current financial liabilities	897	664	481
Current financial assets *, **	(5,892)	(6,536)	(5,969)
Net financial assets classified as held for sale *	41	33	(11)
Non-current financial debt *	37,862	35,711	30,452
Non-current financial assets *	(953)	(1,027)	(1,165)
Cash and cash equivalents	(22,837)	(25,844)	(25,640)
Net debt (a)	20,101	10,930	14,216

Shareholders’ equity - TotalEnergies share	117,956	117,858	118,409
Non-controlling interests	2,465	2,397	2,734
Shareholders' equity (b)	120,421	120,255	121,143

Gearing = a / (a+b)	14.3%	8.3%	10.5%

Leases (c)	8,533	8,272	8,013
Gearing including leases (a+c) / (a+b+c)	19.2%	13.8%	15.5%

*	Excludes leases receivables and leases debts.

**	Including initial margins held as part of the Company's activities on organized markets.

Gearing was 14.3% at the end of March 2025 due to the seasonal effect of working capital variation ($3.4 billion) and normalized gearing was 11% excluding this effect.

RETURN ON AVERAGE CAPITAL EMPLOYED (ROACE)

Twelve months ended December 31, 2024

In millions of dollars	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Company

Adjusted net operating income	9,905	4,941	2,068	1,499	1,345	19,125
Capital employed at 3/31/2024	64,968	36,678	22,890	9,360	8,013	141,494
Capital employed at 3/31/2025	65,397	42,998	23,740	8,404	6,840	147,764
ROACE	15.2%	12.4%	8.9%	16.9%	18.1%	13.2%

RECONCILIATION OF CAPITAL EMPLOYED (BALANCE SHEET) AND CALCULATION OF ROACE

In millions of dollars	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Inter- Company	Company
Adjusted net operating income 1st quarter 2025	2,451	1,294	506	301	240	(131)		4,661
Adjusted net operating income 4th quarter 2024	2,305	1,432	575	318	362	(173)		4,819
Adjusted net operating income 3rd quarter 2024	2,482	1,063	485	241	364	(76)		4,559
Adjusted net operating income 2nd quarter 2024	2,667	1,152	502	639	379	(253)		5,086
Adjusted net operating income (a)	9,905	4,941	2,068	1,499	1,345	(633)	0	19,125

Balance sheet as of March 31, 2025
Property plant and equipment intangible assets net	84,198	29,006	13,997	12,203	6,716	672	–	146,792
Investments & loans in equity affiliates	4,181	16,501	9,988	3,967	1,050	0	–	35,687
Other non-current assets	3,668	2,140	1,500	659	1,030	223	–	9,220
Inventories, net	1,653	996	568	12,521	3,299	0	0	19,037
Accounts receivable, net	5,753	9,845	6,635	21,697	8,307	1,149	(28,504)	24,882
Other current assets	7,634	7,788	4,295	2,371	2,687	4,043	(6,395)	22,423
Accounts payable	(6,612)	(10,862)	(7,559)	(35,562)	(9,514)	(808)	28,363	(42,554)
Other creditors and accrued liabilities	(10,737)	(8,054)	(3,988)	(4,983)	(5,475)	(5,804)	6,536	(32,505)
Working capital	(2,309)	(287)	(49)	(3,956)	(696)	(1,420)	0	(8,717)
Provisions and other non-current liabilities	(24,645)	(4,362)	(1,697)	(3,377)	(1,146)	910	–	(34,317)
Assets and liabilities classified as held for sale	304	0	1	0	85	0	–	390
Capital Employed (Balance sheet)	65,397	42,998	23,740	9,496	7,039	385	0	149,055
Less inventory valuation effect	0	0	0	(1,092)	(199)	0	0	(1,291)
Capital Employed at replacement cost (b)	65,397	42,998	23,740	8,404	6,840	385	0	147,764

Balance sheet as of March 31, 2024
Property plant and equipment intangible assets net	84,713	25,054	13,626	12,089	6,508	665	–	142,655
Investments & loans in equity affiliates	2,889	14,387	8,831	4,142	1,007	0	–	31,256
Other non-current assets	3,626	2,500	1,280	715	1,236	31	–	9,388
Inventories, net	1,428	1,010	657	13,390	3,744	0	0	20,229
Accounts receivable, net	6,329	8,061	6,819	20,658	9,822	983	(28,474)	24,198
Other current assets	6,404	8,918	5,939	2,674	3,288	5,024	(11,632)	20,615
Accounts payable	(6,347)	(9,053)	(6,565)	(32,774)	(10,361)	(874)	28,327	(37,647)
Other creditors and accrued liabilities	(9,053)	(10,425)	(6,071)	(6,449)	(5,656)	(7,074)	11,779	(32,949)
Working capital	(1,239)	(1,489)	779	(2,501)	837	(1,941)	0	(5,554)
Provisions and other non-current liabilities	(25,021)	(3,774)	(1,902)	(3,678)	(1,235)	830	–	(34,780)
Assets and liabilities classified as held for sale	0	0	276	131	0	0	–	407
Capital Employed (Balance sheet)	64,968	36,678	22,890	10,898	8,353	(415)	0	143,372
Less inventory valuation effect	0	0	0	(1,538)	(340)	0	0	(1,878)
Capital Employed at replacement cost (c)	64,968	36,678	22,890	9,360	8,013	(415)	0	141,494
ROACE as a percentage (a/average(b+c))	15.2%	12.4%	8.9%	16.9%	18.1%			13.2%

GLOSSARY

Acquisitions net of assets sales is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Acquisitions net of assets sales refer to acquisitions minus assets sales (including other operations with non-controlling interests). This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates the allocation of cash flow used for growing the Company’s asset base via external growth opportunities.

Adjusted EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income. It refers to the adjusted earnings before depreciation, depletion and impairment of tangible and intangible assets and mineral interests, income tax expense and cost of net debt, i.e., all operating income and contribution of equity affiliates to net income. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to measure and compare the Company’s profitability with utility companies (energy sector).

Adjusted net income (TotalEnergies share) is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income (TotalEnergies share). Adjusted Net Income (TotalEnergies share) refers to Net Income (TotalEnergies share) less adjustment items to Net Income (TotalEnergies share). Adjustment items are inventory valuation effect, effect of changes in fair value, and special items. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to evaluate the Company’s operating results and to understand its operating trends by removing the impact of non-operational results and special items.

Capital Employed is a non-GAAP financial measure. They are calculated at replacement cost and refer to capital employed (balance sheet) less inventory valuations effect. Capital employed (balance sheet) refers to the sum of the following items: (i) Property, plant and equipment, intangible assets, net, (ii) Investments & loans in equity affiliates, (iii) Other non-current assets, (iv) Working capital which is the sum of: Inventories, net, Accounts receivable, net, other current assets, Accounts payable, Other creditors and accrued liabilities, (v) Provisions and other non-current liabilities and (vi) Assets and liabilities classified as held for sale. Capital Employed can be a valuable tool for decision makers, analysts and shareholders alike to provide insight on the amount of capital investment used by the Company or its business segments to operate. Capital Employed is used to calculate the Return on Average Capital Employed (ROACE).

Cash Flow From Operations excluding working capital (CFFO) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Cash Flow From Operations excluding working capital is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of Integrated LNG and Integrated Power contracts, including capital gain from renewable projects sales and including organic loan repayments from equity affiliates. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to help understand changes in cash flow from operating activities, excluding the impact of working capital changes across periods on a consistent basis and with the performance of peer companies in a manner that, when viewed in combination with the Company’s results prepared in accordance with GAAP, provides a more complete understanding of the factors and trends affecting the Company’s business and performance. This performance indicator is used by the Company as a base for its cash flow allocation and notably to guide on the share of its cash flow to be allocated to the distribution to shareholders.

Debt adjusted cash flow (DACF) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. DACF is defined as Cash Flow From Operations excluding working capital (CFFO) without financial charges. This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it corresponds to the funds theoretically available to the Company for investments, debt repayment and distribution to shareholders, and therefore facilitates comparison of the Company’s results of operations with those of other registrants, independent of their capital structure and working capital requirements.

ESRS perimeter: the GHG emissions within the ESRS perimeter correspond to 100% of the emissions from operated sites, plus the equity share of emissions from non-operated and financially consolidated assets excluding equity affiliates.

Free cash flow after Organic Investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Free cash flow after Organic Investments, refers to Cash Flow From Operations excluding working capital minus Organic Investments. Organic Investments refer to Net Investments excluding acquisitions, asset sales and other transactions with non-controlling interests. This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates operating cash flow generated by the business post allocation of cash for Organic Investments.

Gearing is a non-GAAP financial measure and its most directly comparable IFRS measure is the ratio of total financial liabilities to total equity. Gearing is a Net-debt-to-capital ratio, which is calculated as the ratio of Net debt excluding leases to (Equity + Net debt excluding leases). This indicator can be a valuable tool for decision makers, analysts and shareholders alike to assess the strength of the Company’s balance sheet.

Normalized Gearing: indicator defined as the gearing excluding the impact of seasonal variations, notably on working capital.

Net cash flow (or free cash flow) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Net cash flow refers to Cash Flow From Operations excluding working capital minus Net Investments. Net cash flow can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates cash flow generated by the operations of the Company post allocation of cash for Organic Investments and Acquisitions net of assets sales (acquisitions - assets sales - other operations with non-controlling interests). This performance indicator corresponds to the cash flow available to repay debt and allocate cash to shareholder distribution or share buybacks.

Net investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Net Investments refer to Cash flow used in investing activities including other transactions with non-controlling interests, including change in debt from renewable projects financing, including expenditures related to carbon credits, including capex linked to capitalized leasing contracts and excluding organic loan repayment from equity affiliates. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to illustrate the cash directed to growth opportunities, both internal and external, thereby showing, when combined with the Company’s cash flow statement prepared under IFRS, how cash is generated and allocated for uses within the organization. Net Investments are the sum of Organic Investments and Acquisitions net of assets sales each of which is described in the Glossary.

Organic investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Organic investments refers to Net Investments, excluding acquisitions, asset sales and other operations with non-controlling interests. Organic Investments can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates cash flow used by the Company to grow its asset base, excluding sources of external growth.

Operated perimeter: activities, sites and industrial assets of which TotalEnergies SE or one of its subsidiaries has operational control, i.e. has the responsibility of the conduct of operations on behalf of all its partners.

Payout is a non-GAAP financial measure. Payout is defined as the ratio of the dividends and share buybacks for cancellation to the Cash Flow From Operations excluding working capital. This indicator can be a valuable tool for decision makers, analysts and shareholders as it provides the portion of the Cash Flow From Operations excluding working capital distributed to the shareholder.

Return on Average Capital Employed (ROACE) is a non-GAAP financial measure. ROACE is the ratio of Adjusted Net Operating Income to average Capital Employed at replacement cost between the beginning and the end of the period. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to measure the profitability of the Company’s average Capital Employed in its business operations and is used by the Company to benchmark its performance internally and externally with its peers.

CONSOLIDATED STATEMENT OF INCOME

TotalEnergies

(unaudited)

	1st quarter	4th quarter	1st quarter
(M$)(a)	2025	2024	2024

Sales	52,254	52,508	56,278
Excise taxes	(4,355)	(5,393)	(4,395)
Revenues from sales	47,899	47,115	51,883

Purchases, net of inventory variation	(30,855)	(30,342)	(33,780)
Other operating expenses	(7,564)	(7,219)	(7,643)
Exploration costs	(81)	(242)	(88)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,998)	(2,715)	(2,942)
Other income	247	306	1,758
Other expense	(291)	(341)	(315)

Financial interest on debt	(725)	(786)	(708)
Financial income and expense from cash & cash equivalents	290	449	472
Cost of net debt	(435)	(337)	(236)

Other financial income	318	319	306
Other financial expense	(249)	(193)	(215)

Net income (loss) from equity affiliates	663	597	18

Income taxes	(2,733)	(2,929)	(2,942)
Consolidated net income	3,921	4,019	5,804
TotalEnergies share	3,851	3,956	5,721
Non-controlling interests	70	63	83
Earnings per share ($)	1.69	1.72	2.42
Fully-diluted earnings per share ($)	1.68	1.70	2.40

(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TotalEnergies

(unaudited)

	1st quarter	4th quarter	1st quarter
(M$)	2025	2024	2024
Consolidated net income	3,921	4,019	5,804

Other comprehensive income

Actuarial gains and losses	-	(3)	(2)
Change in fair value of investments in equity instruments	12	142	40
Tax effect	1	36	(8)
Currency translation adjustment generated by the parent company	2,882	(5,125)	(1,506)
Items not potentially reclassifiable to profit and loss	2,895	(4,950)	(1,476)
Currency translation adjustment	(2,017)	3,594	1,099
Cash flow hedge	(833)	1,732	807
Variation of foreign currency basis spread	15	(13)	(15)
Share of other comprehensive income of equity affiliates, net amount	(100)	76	(76)
Other	7	(1)	2
Tax effect	205	(441)	(219)
Items potentially reclassifiable to profit and loss	(2,723)	4,947	1,598
Total other comprehensive income (net amount)	172	(3)	122

Comprehensive income	4,093	4,016	5,926
TotalEnergies share	4,007	4,001	5,870
Non-controlling interests	86	15	56

CONSOLIDATED BALANCE SHEET

TotalEnergies

	March 31, 2025	December 31, 2024	March 31, 2024
(M$)	(unaudited)		(unaudited)

ASSETS

Non-current assets
Intangible assets, net	34,543	34,238	33,193
Property, plant and equipment, net	112,249	109,095	109,462
Equity affiliates : investments and loans	35,687	34,405	31,256
Other investments	1,860	1,665	1,895
Non-current financial assets	2,231	2,305	2,308
Deferred income taxes	3,360	3,202	3,165
Other non-current assets	4,000	4,006	4,328
Total non-current assets	193,930	188,916	185,607

Current assets
Inventories, net	19,037	18,868	20,229
Accounts receivable, net	24,882	19,281	24,198
Other current assets	22,423	23,687	20,615
Current financial assets	6,237	6,914	6,319
Cash and cash equivalents	22,837	25,844	25,640
Assets classified as held for sale	1,711	1,977	525
Total current assets	97,127	96,571	97,526
Total assets	291,057	285,487	283,133

LIABILITIES & SHAREHOLDERS' EQUITY

Shareholders' equity
Common shares	7,231	7,577	7,548
Paid-in surplus and retained earnings	128,787	135,496	129,937
Currency translation adjustment	(14,508)	(15,259)	(14,167)
Treasury shares	(3,554)	(9,956)	(4,909)
Total shareholders' equity - TotalEnergies Share	117,956	117,858	118,409
Non-controlling interests	2,465	2,397	2,734
Total shareholders' equity	120,421	120,255	121,143

Non-current liabilities
Deferred income taxes	12,621	12,114	11,878
Employee benefits	1,824	1,753	1,941
Provisions and other non-current liabilities	19,872	19,872	20,961
Non-current financial debt	45,858	43,533	38,053
Total non-current liabilities	80,175	77,272	72,833

Current liabilities
Accounts payable	42,554	39,932	37,647
Other creditors and accrued liabilities	32,505	35,961	32,949
Current borrowings	13,134	10,024	17,973
Other current financial liabilities	897	664	481
Liabilities directly associated with the assets classified as held for sale	1,371	1,379	107
Total current liabilities	90,461	87,960	89,157
Total liabilities & shareholders' equity	291,057	285,487	283,133

CONSOLIDATED STATEMENT OF CASH FLOW

TotalEnergies

(unaudited)

	1st quarter	4th quarter	1st quarter
(M$)	2025	2024	2024

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	3,921	4,019	5,804
Depreciation, depletion, amortization and impairment	3,086	2,971	3,036
Non-current liabilities, valuation allowances and deferred taxes	209	44	292
(Gains) losses on disposals of assets	25	(66)	(1,610)
Undistributed affiliates' equity earnings	(423)	99	288
(Increase) decrease in working capital	(4,232)	5,201	(5,686)
Other changes, net	(23)	239	45
Cash flow from operating activities	2,563	12,507	2,169

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(4,222)	(3,680)	(3,420)
Acquisitions of subsidiaries, net of cash acquired	(232)	(932)	(759)
Investments in equity affiliates and other securities	(311)	(313)	(488)
Increase in non-current loans	(568)	(658)	(538)
Total expenditures	(5,333)	(5,583)	(5,205)
Proceeds from disposals of intangible assets and property, plant and equipment	301	314	337
Proceeds from disposals of subsidiaries, net of cash sold	117	654	1,218
Proceeds from disposals of non-current investments	1	220	34
Repayment of non-current loans	109	650	149
Total divestments	528	1,838	1,738
Cash flow used in investing activities	(4,805)	(3,745)	(3,467)

CASH FLOW FROM FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	-	-	-
- Treasury shares	(2,152)	(1,977)	(2,006)
Dividends paid:
- Parent company shareholders	(1,851)	(1,998)	(1,903)
- Non-controlling interests	(139)	(18)	(6)
Net issuance (repayment) of perpetual subordinated notes	(1,139)	1,165	-
Payments on perpetual subordinated notes	(128)	(82)	(159)
Other transactions with non-controlling interests	(20)	(17)	(17)
Net issuance (repayment) of non-current debt	3,431	91	42
Increase (decrease) in current borrowings	150	(4,136)	3,536
Increase (decrease) in current financial assets and liabilities	718	(965)	271
Cash flow from / (used in) financing activities	(1,130)	(7,937)	(242)
Net increase (decrease) in cash and cash equivalents	(3,372)	825	(1,540)
Effect of exchange rates	365	(653)	(83)
Cash and cash equivalents at the beginning of the period	25,844	25,672	27,263
Cash and cash equivalents at the end of the period	22,837	25,844	25,640

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

TotalEnergies

(unaudited)

	Common shares issued		Paid-in surplus and retained earnings	Currency translation adjustment	Treasury shares		Shareholders' equity - TotalEnergies Share	Non- controlling interests	Total shareholders' equity
(M$)	Number	Amount			Number	Amount
As of January 1, 2024	2,412,251,835	7,616	126,857	(13,701)	(60,543,213)	(4,019)	116,753	2,700	119,453
Net income of the first quarter 2024	-	-	5,721	-	-	-	5,721	83	5,804
Other comprehensive income	-	-	614	(465)	-	-	149	(27)	122
Comprehensive Income	-	-	6,335	(465)	-	-	5,870	56	5,926
Dividend	-	-	-	-	-	-	-	(6)	(6)
Issuance of common shares	-	-	-	-	-	-	-	-	-
Purchase of treasury shares	-	-	-	-	(30,581,230)	(2,556)	(2,556)	-	(2,556)
Sale of treasury shares(a)	-	-	-	-	2,957	-	-	-	-
Share-based payments	-	-	59	-	-	-	59	-	59
Share cancellation	(25,405,361)	(68)	(1,597)	-	25,405,361	1,665	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	(1,679)	-	-	-	(1,679)	-	(1,679)
Payments on perpetual subordinated notes	-	-	(71)	-	-	-	(71)	-	(71)
Other operations with non-controlling interests	-	-	-	-	-	-	-	(17)	(17)
Other items	-	-	33	(1)	-	1	33	1	34
As of March 31, 2024	2,386,846,474	7,548	129,937	(14,167)	(65,716,125)	(4,909)	118,409	2,734	121,143
Net income from April 1 to December 31, 2024	-	-	10,037	-	-	-	10,037	190	10,227
Other comprehensive income	-	-	1,822	(1,093)	-	-	729	(17)	712
Comprehensive Income	-	-	11,859	(1,093)	-	-	10,766	173	10,939
Dividend	-	-	(7,756)	-	-	-	(7,756)	(449)	(8,205)
Issuance of common shares	10,833,187	29	492	-	-	-	521	-	521
Purchase of treasury shares	-	-	-	-	(89,882,002)	(5,439)	(5,439)	-	(5,439)
Sale of treasury shares(a)	-	-	(395)	-	6,068,309	395	-	-	-
Share-based payments	-	-	497	-	-	-	497	-	497
Share cancellation	-	-	2	-	-	(2)	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	1,103	-	-	-	1,103	-	1,103
Payments on perpetual subordinated notes	-	-	(201)	-	-	-	(201)	-	(201)
Other operations with non-controlling interests	-	-	-	-	-	-	-	(50)	(50)
Other items	-	-	(42)	1	-	(1)	(42)	(11)	(53)
As of December 31, 2024	2,397,679,661	7,577	135,496	(15,259)	(149,529,818)	(9,956)	117,858	2,397	120,255
Net income of the first quarter 2025	-	-	3,851	-	-	-	3,851	70	3,921
Other comprehensive income	-	-	(595)	751	-	-	156	16	172
Comprehensive Income	-	-	3,256	751	-	-	4,007	86	4,093
Dividend	-	-	-	-	-	-	-	(5)	(5)
Issuance of common shares	-	-	-	-	-	-	-	-	-
Purchase of treasury shares	-	-	-	-	(33,770,546)	(2,633)	(2,633)	-	(2,633)
Sale of treasury shares(a)	-	-	(413)	-	6,209,016	413	-	-	-
Share-based payments	-	-	112	-	-	-	112	-	112
Share cancellation	(127,622,460)	(346)	(8,395)	-	127,622,460	8,622	(119)	-	(119)
Net issuance (repayment) of perpetual subordinated notes	-	-	(1,219)	-	-	-	(1,219)	-	(1,219)
Payments on perpetual subordinated notes	-	-	(77)	-	-	-	(77)	-	(77)
Other operations with non-controlling interests	-	-	-	-	-	-	-	(20)	(20)
Other items	-	-	27	-	-	-	27	7	34
As of March 31, 2025	2,270,057,201	7,231	128,787	(14,508)	(49,468,888)	(3,554)	117,956	2,465	120,421
(a)Treasury shares related to the performance share grants.

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

1st quarter 2025	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
External sales	1,569	3,088	5,967	22,627	19,001	2	-	52,254
Intersegment sales	8,727	3,252	684	6,811	156	25	(19,655)	-
Excise taxes	-	-	-	(112)	(4,243)	-	-	(4,355)
Revenues from sales	10,296	6,340	6,651	29,326	14,914	27	(19,655)	47,899
Operating expenses	(3,800)	(4,956)	(6,185)	(28,648)	(14,374)	(192)	19,655	(38,500)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,950)	(391)	(75)	(339)	(217)	(26)	-	(2,998)
Net income (loss) from equity affiliates and other items	133	565	44	(8)	(10)	(36)	-	688
Tax on net operating income	(2,328)	(275)	(73)	(83)	(98)	74	-	(2,783)
Adjustments (a)	(100)	(11)	(144)	(53)	(25)	(22)	-	(355)
Adjusted net operating income	2,451	1,294	506	301	240	(131)	-	4,661
Adjustments (a)								(355)
Net cost of net debt								(385)
Non-controlling interests								(70)
Net income - TotalEnergies share								3,851

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

1st quarter 2025	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Total expenditures	3,047	902	936	242	172	34	-	5,333
Total divestments	358	10	58	6	97	(1)	-	528
Cash flow from operating activities	3,266	1,743	(399)	(1,983)	568	(632)	-	2,563

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

4th quarter 2024	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
External sales	1,496	2,890	6,137	21,540	20,440	5	-	52,508
Intersegment sales	9,382	2,968	765	7,207	168	70	(20,560)	-
Excise taxes	-	-	-	(193)	(5,200)	-	-	(5,393)
Revenues from sales	10,878	5,858	6,902	28,554	15,408	75	(20,560)	47,115
Operating expenses	(4,754)	(4,431)	(6,536)	(27,616)	(14,772)	(254)	20,560	(37,803)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,853)	(326)	(28)	(250)	(227)	(31)	-	(2,715)
Net income (loss) from equity affiliates and other items	40	548	26	(90)	90	74	-	688
Tax on net operating income	(2,163)	(288)	(70)	(139)	(215)	(60)	-	(2,935)
Adjustments (a)	(157)	(71)	(281)	141	(78)	(23)	-	(469)
Adjusted net operating income	2,305	1,432	575	318	362	(173)	-	4,819
Adjustments (a)								(469)
Net cost of net debt								(331)
Non-controlling interests								(63)
Net income - TotalEnergies share								3,956

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.
Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.
Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

4th quarter 2024	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Total expenditures	1,983	1,904	529	630	458	79	-	5,583
Total divestments	295	247	1,038	132	106	20	-	1,838
Cash flow from operating activities	4,500	2,214	1,201	3,832	778	(18)	-	12,507

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

1st quarter 2024	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
External sales	1,318	2,659	7,082	24,533	20,671	15	-	56,278
Intersegment sales	9,735	3,495	790	8,143	269	63	(22,495)	-
Excise taxes	-	-	-	(170)	(4,225)	-	-	(4,395)
Revenues from sales	11,053	6,154	7,872	32,506	16,715	78	(22,495)	51,883
Operating expenses	(4,444)	(4,784)	(7,565)	(30,888)	(16,096)	(229)	22,495	(41,511)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,917)	(321)	(97)	(376)	(206)	(25)	-	(2,942)
Net income (loss) from equity affiliates and other items	97	495	(615)	68	1,480	27	-	1,552
Tax on net operating income	(2,261)	(284)	(40)	(255)	(108)	55	-	(2,893)
Adjustments (a)	(22)	38	(1,056)	93	1,530	(4)	-	579
Adjusted net operating income	2,550	1,222	611	962	255	(90)	-	5,510
Adjustments (a)								579
Net cost of net debt								(285)
Non-controlling interests								(83)
Net income - TotalEnergies share								5,721

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.
Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.
Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

1st quarter 2024	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Total expenditures	2,294	565	1,739	435	144	28	-	5,205
Total divestments	306	50	62	38	1,281	1	-	1,738
Cash flow from operating activities	3,590	1,710	(249)	(2,129)	(108)	(645)	-	2,169